STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

September 12, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Deborah O’Neal-Johnson, Esq.

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), transmitted for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 93 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 88 (“Amendment No. 88”) to the Registration Statement, filed on June 13, 2014, which was filed in order to add three new series to the Fund, Lazard US Small Cap Equity Growth Portfolio (the “Portfolio”), Lazard International Equity Concentrated Portfolio (the “International Portfolio”) and Lazard Global Strategic Equity Portfolio (the “Global Portfolio”).

The Amendment is being filed in order to respond to comments of the staff (the “Staff”) of the Commission on Amendment No. 88 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on July 29, 2014. The Amendment only relates to the Portfolio; a separate Post-Effective Amendment was filed with respect to the International Portfolio and the Global Portfolio on August 27, 2014, which responded to Staff comments regarding the International Portfolio and the Global Portfolio. The prospectus included in the Amendment has been marked to indicate changes from the version filed as part of Amendment No. 88. The statement of additional information (the “SAI”) is incorporated into the Amendment by reference to the SAI filed as part of Amendment No. 88. A revised SAI incorporating the Staff’s comment will be filed pursuant to Rule 497 under the Securities Act.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

General

1.	Staff Comment: Please confirm supplementally that any incomplete or missing information or exhibits in Amendment No. 88, including the auditor’s consent and any other exhibits, will be completed in or filed with the Amendment.

Response: Any incomplete or missing information or exhibits in Amendment No. 88 has been completed in or filed with Post-Effective Amendment No. 92 to the Registration Statement. Please note that the Fund’s independent registered public accounting firm has advised that their consent is not needed where, as here, the firm is merely being stated to be the independent registered public accounting firm for the Fund. Accordingly, reference to their consent has been removed from the Amendment.

2.	Staff Comment: Please include the Fund’s Tandy certification with the Amendment.

Response: The Fund’s Tandy certification was filed with Amendment No. 88 and, therefore, is not included with this Amendment.

Prospectus

Summary Section—Fees and Expenses

3.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of the Portfolio (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Example

4.	Staff Comment: If accurate, please clarify that the Example applies regardless of whether a shareholder holds or redeems his or her shares by revising the second sentence as follows: “The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods.”

Response: The requested change has been made.

5.	Staff Comment: Please confirm supplementally that the fee waiver and expense limitation arrangement described in the fee and expense table is only reflected in the Example for the terms of the arrangement.

Response: We have been advised by Fund management that the fee waiver and expense limitation arrangement described in the fee and expense table is only reflected in the Example for the terms of the arrangement.

Summary Section—Principal Investment Strategies

6.	Staff Comment: The third paragraph states: “The Portfolio may invest up to 20% of its assets in securities of larger US or non-US companies.” If the Portfolio’s investments in non-US companies include investments in emerging market countries, please clarify this in the disclosure.

Response: We have been advised by Fund management that investing in emerging market countries is not a part of the Portfolio’s principal investment strategies. We have added the following sentence to Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information about Principal Investment Strategies: “The Portfolio may invest up to 20% of its assets in securities of larger US or non-US companies,

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including those with business activities that are located in emerging market countries.” Please note that “Emerging Market Risk” is included for the Portfolio in Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information about Principal Investment Risks.

7.	Staff Comment: The last paragraph sets forth the Portfolio’s temporary defensive strategy. Please remove this disclosure from the summary section as per Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The referenced paragraph has been removed from the summary section and moved to Additional Information About Principal Investment Strategies and Principal Investment Risks— Additional Information About Principal Investment Strategies.

SAI

8.	Staff Comment: In the section Disclosure of Portfolio Holdings, please clarify in the disclosure whether there are any ongoing arrangements to make available to certain recipients portfolio holdings information prior to such information being available to the public and, if so, please disclose for all identified recipients the frequency and lag of the information and whether any compensation is paid for the information. See Item 16(f)(2) of Form N-1A.

Response: The last sentence of the third paragraph under Disclosure of Portfolio Holdings will be revised as follows: “The Fund also provides monthly portfolio holdings information (on a fifteen day lag) to Market Street Trust Company pursuant to a confidentiality agreement. No compensation is paid in consideration of receiving such information.”

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We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Linda Y. Kim
Linda Y. Kim

cc: Janna Manes

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